

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2011

MyNevadaResidentAgent.com
As agent for China Inc.
2840 Highway 95 Alt. S#7
Silver Springs, NV 89429

> **Re: China Inc.**
> **Amended Registration Statement on Form S-1**
> **Filed December 27, 2010**
> **File No. 333-169406**

Ladies and Gentlemen:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please tell us whether you intend to file correspondence to withdraw the request for acceleration contained in your response letter dated December 23, 2010.

2.   Please move the dealer prospectus delivery obligation to the outside back page of the prospectus. Refer to Item 502(b) of Regulation S-K.

Cover Page

3.   We note your response to prior comment 4. It is unclear whether the account established at Chase Bank is an escrow account. Please advise.

Prospectus Summary, page 3

4.   We note that you have removed nearly all reference to your products from your summary. Briefly revise to discuss your significant products, if any, and whether they are

currently available for sale or under development. Additionally, revise to clearly distinguish between your products and the products you intend to sell on behalf of other companies. Note that an expanded discussion should appear in the business section.

5.   We see your discussion of financial amounts as of June 30, 2010. Since you have filed interim financial statements through September 30, 2010, discussion of financial amounts should be updated to reflect the most recent results.

6.   We note your response to prior comment 24 in which you state that you have commenced your planned operations. Please reconcile this statement with your disclosure on page 4 that raising $50,000 will be sufficient for you to *become operational* and sustain operations for the next twelve months.

Definition, page 4

7.   We note your response to prior comment 11 and reissue. For instance, we note your discussion of the benefits of cadmium telluride on page 4.

Selected Financial Data, page 5

8.   We refer to your response to prior comment 26. However, it appears the label "audited" still appears in the column headings of Selected Financial Data including for periods which would not appear to be audited. Please remove this label. Where true, you may indicate that amounts were derived from your audited financial statements.   Unaudited data should continue to be labeled "unaudited."

9.   Please ensure that amounts presented in your table agree to the financial statements. For example, we note that your net loss from inception to September 30, 2010 is $18,817 rather than $12,564.

Risk Factors, page 5

10.   We note your response to prior comment 27; however, the prior comment did not request that you delete all generic risk factors as you indicate in your response. Rather, the prior comment requested that you revise cursory, generic or otherwise incomplete risk factors to fully discuss the relevant risks to investors. We reissue prior comment 27 and request that you restore and expand your risk factor disclosure, as appropriate.

11.   Refer to prior comment 32.   Please tell us the basis for your belief that you will generate revenues within twelve months. See, for instance, the first sentence of page 4.

12.   Your response to prior comment 37 is unclear. Please tell us whether the voting agreement mentioned in your initial registration remains in effect and whether you intend to file the agreement.

(2) There may be risks associated with research…, page 5

13.   We note your response to prior comment 33. Given its significance, please revise to expand your discussion of this risk.

(3) We may not be able…, page 6

14.   We note your response to prior comment 35. Please revise this risk factor for clarity.

(6) The provisions of our articles of incorporation…, page 6

15.   This risk factor does not currently explain the risk to investors presented by the fact that the board may issue shares of preferred stock at its discretion. Please revise this risk factor accordingly or add a new risk factor to describe the risk posed to investors.

(7) Certain provisions of our Articles…, page 6

16.   We note your response to prior comment 30 and reissue. Please expand this risk factor, or add a new risk factor, to address the risk to investors presented by directors' authority under your Articles of Incorporation to adopt, amend or repeal the bylaws of your corporation. We note the risk factor that you have added does not address this particular risk.

(13) Our sole officer and director…, page 8

17.   We note your revisions in response to prior comment 38. Your revised disclosure states that your sole officer will own a higher percentage of shares if the maximum offering is sold, as opposed to the minimum offering. Given your disclosure that your officers, directors and affiliates may not participate in the offering, please advise.

Item 4: Use of Proceeds, page 9

18.   We reissue prior comment 43 as it does not appear that you provided a response. With a view to disclosure, please tell us whether any proceeds in this offering can be used for salary or other payments to your executive officer.

Item 6. Dilution, page 9

If 30,000,000 Million Shares are Sold:, page 10

19.   Show us how post offering net tangible book value of $383,938 was determined.

If 5,000,000 Million Shares are Sold:, page 10

20.   Show us how post offering net tangible book value of $133,938 was determined.

Existing Stockholders if all of the Shares are Sold:, page 10

21.   Tell us why Net Tangible Book Value per Share Before Offering is $(0.0019) in the table and $0.0015 in the narrative above the table.

Item 8: Plan of Distribution, page 11

22.   We note your responses to prior comments 48 and 49. Your responses appear to focus on whether you will extend the offering; however, the prior comment seeks disclosure regarding your intentions should any material changes to the offering occur. Please provide disclosure regarding what events will constitute material changes to the offering and the effects such changes would have on the rights of investors.

23.   We note your response to prior comment 50. It appears that you have revised the prospectus to reproduce statutory language. However, it is not sufficient merely to reproduce statutory language without further analysis. We note, for instance, the final bullet on page 2. Please revise accordingly.

24.   We note your response to prior comment 52 and reissue in part. Please clarify whether the offering proceeds may be used (for any purpose whatsoever) prior to completion of the offering. In addition, please disclose who decides whether the minimum offering requirements have been met. Also, file a copy of any additional instruction or rule that is provided to the company or any third parties or employees involved in administering the investor funds.

25.   We note your response to prior comment 55. Please revise to disclose whether you retain the right to reject subscriptions and if so, the bases upon which you may reject.

Shares Eligible for Future Sales, page 13

26.   Please revise your disclosure for clarity and consistency with Rule 144. Also, please avoid unnecessary duplication.

Anti-Takeover Provisions, page 13

27.   We note your response to prior comment 58. However, it does not appear that you have described all provisions of your Articles of Incorporation or Bylaws that would have the effect of delaying, deferring or preventing a change in control. For example, you have not discussed the board's power to determine its size pursuant to Section 2 article 11 of Exhibit 3.2. Therefore, we reissue the prior comment.

Description of Business, page 14

28.   We note your response to prior comment 59. Please expand your disclosure to more clearly describe the nature of your present operations and your development during the past three years. Refer to Item 101 of Regulation S-K.

29.   We note your response to prior comment 21. Please tell us why you believe the comment is no longer applicable. We note that your business model calls for the sale of solar panels through the internet.

30.   We note your response to prior comment 22 and reissue the comment. Please tell us the extent to which your operations are conducted outside of the United States.

31.   We note the second paragraph on page 14. We also note your response to prior comment 19. Please expand your description of the material terms of the supply agreements. For instance, please disclose type of materials or components supplied under the agreement and term and termination provisions. In addition, please clarify the meaning of item (d).

32.   We note your response to prior comment 41. We also note your disclosure in the first paragraph on page 21. Please tell us where you have added disclosure regarding your arrangements with United Laboratories as requested in the prior comment. In addition, please file your agreement(s) with United Laboratory.

33.   We are unable to locate your response to prior comment 60. Please advise.

Competition, page 15

34.   We note your response to prior comment 62. With a view to disclosure, please tell us the basis for your beliefs regarding your competitive position with respect to the factors identified in the last paragraph of this section.

Our Business Strategies, page 15

35.   Please expand your discussion of the basic strategies set forth in this section. Your prospectus should address how you plan to pursue these strategies. We note, however, as an example and without limitation, that your prospectus does not discuss the significance of labor costs despite your suggestion in the second bullet of this section that low labor costs are integral to your ability to implement your business plan.

Our Products, page 16

36.   Please provide objective support for the claims made in response to prior comment 65.

37.   It is unclear why you believe prior comment 66 is inapplicable. We reissue that prior comment. Please revise or advise.

38.   Please tell us when and why you discontinued your solar hot water products. In addition, please tell us the significance of these products to your overall product line.

Vendors and Manufacturers, page 16

39.   We note your response to prior comment 68. Please clarify where the solar panels were stored. Also, given your disclosure that you have no revenues to date, please tell us whether the solar panels are still being stored or have been discarded. If they are still being stored, please tell us where and disclose the cost to you.

40.   Please file your supply agreement with Himin Solar.

Customer Profiles, page 17

41.   Please revise this section to state, if true, that you have no revenues to date.

Research and Development, page 17

42.   We note that you have deleted reference to several of your products. However, it is unclear why. Please tell us the status of the products previously identified in this section.

43.   We note your response to prior comment 23 and reissue the comment. Disclose with more detail the extent of your research and development activities, including an expanded description of the facilities that were used and by whom the research was conducted. In your next amendment, please identify the institution of higher learning that you outsourced your research to and expand your discussion of the terms of any material research agreements. Please also file these agreements.

Government Regulation, page 18

44.   We note your response to prior comment 74 and reissue the comment. Please provide greater detail regarding the regulations that will impact your business and disclose in greater detail the effect of those regulations.

Dependence on Government Subsidies, page 18

45.   We note your response to prior comment 75 and reissue the comment. Please revise to clarify whether you have qualified for any government subsidies or incentives. In addition, please tell us the basis for your statements in this section.

Management's Discussion and Analysis, page 19

46.   Please clarify the meaning of your statement that no material agreements are ready to file as exhibits.

Plan of Operation, page 21

47.   We note your response to prior comment 78. However, it is unclear why you believe that the comment is inapplicable given that your prior filing disclosed that you already have a website. Therefore, we reissue the comment. Please revise or advise.

48.   Please tell us why it is essential to have your own warehouse in Houston.

49.   Please provide us with greater detail regarding your estimates as to the cost of construction and the bases for such estimates.

Results of Operations, page 21

50.   We refer to your responses to prior comments 84 and 103. Please indicate in MD&A the specific dollar amounts related to each of salaries, legal and audit fees. Also, since you have not incurred any costs related to marketing research and research and development, please revise your discussion to clearly describe the arrangement in which you have engaged in such activities without incurring any costs.

Liquidity and Capital Resources, page 21

51.   We note your response to prior comment 86 and reissue. Please revise to discuss your liquidity needs for the next twelve months. Discuss how you determined the minimum and maximum amounts of this offering and explain the effect on your liquidity if you do not raise the maximum amount.

52.   We acknowledge your responses to prior comments 85 and 113. We see that the loan from Ms. Jia is a promissory note rather than a convertible note payable. Please add disclosure that describes or clearly references to a description of your obligations to Ms. Jia.

53.   Please expand MD&A to disclose that your auditors have expressed substantial doubt regarding your ability to continue as a going concern.

Business Experience, page 22

54.   We note your response to prior comment 36. Please revise your disclosure to describe in greater detail the work experience of your sole employee, officer and director, including her specific duties at Great Wall Builders Ltd.

Directors, Executive Officers,… page 22

55.   We note your response to prior comment 89. Please add appropriate risk factor disclosure regarding your officer's potential conflicts of interest

56.   With a view to disclosure, please provide greater detail regarding your executive officer's ownership of, and current involvement in, Valor Solar Company and Apple Solar Company. In addition, please provide us with a discussion of the relationship between these two companies and China Inc. In this regard, we note that your initial registration statement indicated that your corporate website was www.valorsolar.com.

57.   We note your response to prior comment 92 and reissue the comment.

Summary Compensation Table, page 23

58.   Please revise the summary compensation table to comply with Item 402 of Regulation S-K. Include appropriate narrative disclosure as appropriate to ensure that compensation may be understood by investors.

Certain Relationships and Related Transactions, page 24

59.   Please tell us whether the deferred compensation agreement is written or oral. If written, please file it.

Financial Statements, page 25

60.   We acknowledge your response to prior comment 96 and see that you have attempted to provide interim and annual financial statements in a combined presentation. However, your presentation does not include all of the financial statements for all interim and annual periods required by Article 8 Regulation S-X. Accordingly, please revise to present financial statements for each interim and annual period required under Article 8 Regulation S-X. In that regard, revise to present the following:

   - Balance sheets as of September 30, 2010, June 30, 2010 and June 30, 2009.
   - Statements of operations for the quarters ended September 30, 2010 and 2009 and for the annual periods ended June 30, 2010 and 2009.
   - Statements of cash flows for the quarters ended September 30, 2010 and 2009 and for the annual periods ended June 30, 2010 and 2009.

   You should continue to present development stage cumulative statements of operations, cash flows and stockholder's equity from inception. Further, all unaudited interim financial statements should be clearly labeled "unaudited."

61.   Please update the financial statements when required by Rule 8-08 of Regulation S-X. In that regard, for any amendment to your Form S-1 filed after February 11, 2011, you must include updated interim financial statements.

62.   We acknowledge your response to prior comment 98; however, it appears that certain column headers continue to be labeled "audited." Accordingly, to the extent individual financial statements are included in the scope of the audit report, please delete the labels "audited" from the column headers. In that regard, it does not appear that financial statements for the quarter ended June 30, 2009 or the development stage cumulative data from inception through September 30, 2010 would be audited.

Statement of Operations, page F-3

63.   Please ensure that your financial statements reflect mathematically accurate totals and subtotals. For example, we note that Net Loss for the period of inception through September 30, 2010 should be $18,817 rather than $12,817.

64.   We refer to your response to our prior comment 101. You indicate that you issued 45 million shares for land in May 2008. Tell us how weighted-average shares outstanding for the years ended June 30, 2009 and 2010, and the interim periods of September 30, 2009 and 2010 is not 45 million. Provide your calculation of weighted average shares and explain the basis in GAAP for your determination.

65.   Please delete the net loss per share and weighted average number of shares formatting from the bottom of the since inception column.

Condensed Statement of Cash Flows, page F-4

66.   We acknowledge your response to prior comment 104. It appears you re-labeled the total for your previous *operating* section as "net cash provided by *financing* activities." Please refer to FASB ASC 230 which indicates the statement of cash flows should have three sections reflecting: operating activities, investing activities, and financing activities, as applicable. Each section should reflect its own activities and totals of cash flow provided by or used in that activity. Please move the proceeds from the related party borrowing out of the operating activity section and into a separate financing activity section, as appropriate.

Statement of Stockholder's Equity, page F-5

67.   Please revise your subtotals to reflect dates that agree with the corresponding balance sheet amounts as of each reporting period end (e.g., balances should be reported as of June 30, 2009 rather than May 30, 2009).

Notes to the Financial Statements, page F-6

68.   Please revise to provide the representation on interim financial statements specified in Instruction 2 to Rule 8-03 of Regulation S-X.

69.   We refer to our prior comment 111. We see your revised discussion of the receipt of the solar panels on page 16. Please tell us whether you have taken title to the products or whether they are consignment inventory. If you have taken title to the solar panels, tell us how you have accounted for the inventory received.

Note 3. Income Taxes, page F-8

70.   We refer to our prior comment 112. It appears you continue to present gross deferred tax assets as opposed to tax affected deferred tax assets. Please revise the table of deferred taxes to present tax-affected amounts for both the deferred tax asset and valuation allowance.

71.   As a related matter, please tell us why you now have a net deferred tax asset of $6,564 which is not reflected on your June 30, 2010 balance sheet. In that regard, we note your disclosure that you have "fully reserved" deferred tax assets.

Note 6. Exchange of Non-monetary Assets for Capital Stock, page F-10

72.   To assist us in understanding how you have applied SAB Topic 5-G, please tell us what Ms. Jia paid for the land that was subsequently exchanged for her controlling interest in your shares. Also, describe the nature of the consideration she paid to obtain the land.

Exhibits

73.   We note your response to prior comment 40. However, we are unable to locate exhibit 99.2. Please advise.

74.   Please fill all material agreements with your next amendment.

Exhibit 5.1

75.   Please revise the third paragraph of the opinion for clarity.

Exhibit 23.2

76.   Please include a currently dated and signed consent from your auditor in amendments to the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Leigh Ann Schultz at (202) 551-3638 or Gary Todd, the accounting reviewer, at (202) 551-3605 if you have any questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (fax):   Connie P. Trieu
                 Trieu Law, LLC